UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

Euronav NV
(Name of Subject Company)

Euronav NV
(Name of Person(s) Filing Statement)

Ordinary shares, no par value
(Title of Class of Securities)
B38564108
(CUSIP Number of Class of Securities)

Seward & Kissel LLP
Attention: Keith Billotti, Esq.
One Battery Park Plaza
New York, New York 10004
(212) 574-1200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of the Person(s) Filing Statement)

With copies to
Euronav NV De Gerlachekaai 20 2000 Antwerpen Belgium Tel: 011-32-3-247-4411	Keith Billotti, Esq. Seward & Kissel LLP One Battery Park Plaza New York, New York 10004 (212) 574-1200 (telephone number) (212) 480-8421 (facsimile number)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

PURPOSE OF AMENDMENT

The purpose of this Amendment No. 2 on Schedule 14D-9 is to amend and restate the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the Securities and Exchange Commission (the "SEC”) on February 14, 2024, and amended by Amendment No. 1 filed with the SEC on February 27, 2024 (the “Statement”).
The Statement is hereby amended and restated in its entirety as follows.
INTRODUCTION
This Solicitation/Recommendation Statement (this “Statement”) relates to a tender offer (the “U.S. Offer”) by Compagnie Maritime Belge NV, a public limited liability company (“naamloze vennootschap”) under Belgian law (“CMB” or the “Offeror”) in respect of the ordinary shares, no par value per share (“Ordinary Shares”), of Euronav NV, a limited liability company incorporated under the laws of Belgium (“we,” “us,” “our,” “Euronav,” or the “Company”).
CMB is making the U.S. Offer pursuant to the U.S. Offer to Purchase (as amended, the “U.S. Offer to Purchase”) that is included in its Tender Offer Statement on Schedule TO (“Schedule TO”) that it filed on February 14, 2024, with the Securities and Exchange Commission (the “SEC”).  As part of the U.S. Offer, CMB is offering to pay $17.86 for each Ordinary Share, in cash, without interest and less any applicable withholding taxes, reduced on a dollar-for-dollar basis by the gross amount of any distributions by Euronav to its shareholders (including in the form of a dividend, distribution of share premium, decrease of share capital or in any other form) with a payment date falling after the date of the U.S. Offer to Purchase and before the Settlement Date (as defined below) (the “Offer Price”). The Offeror initially announced that the per Share offer price would be $18.43. However, as a result of the dividend of $0.57 per share paid by Euronav on December 20, 2023, to holders of record of Ordinary Shares on December 13, 2023, the Offer Price was reduced to $17.86 per Share. For additional information, please see the U.S. Offer to Purchase, including “How much are you offering to pay for the Ordinary Shares and what is the form of payment?”
The term “Settlement Date” means the date on which the Offer Price is paid to U.S. Holders who have tendered their Shares in the U.S. Offer and on which title to such Shares is transferred to the Offeror.
The term “U.S. Holders” has the meaning given it under instruction 2 to paragraphs (c) and (d) of Rule 14d‑1 under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”).
Concurrently with the U.S. Offer, the Offeror is making an offer in Belgium to purchase all outstanding Ordinary Shares of Euronav from all holders (other than the Offeror and its affiliates), wherever located, for the same price and on substantially the same terms as the U.S. Offer (the “Belgian Offer” and together with the U.S. Offer, the “Offers”).
The Company’s Supervisory Board (the “Supervisory Board”) expresses no opinion regarding the Offers to holders of Ordinary Shares and remains neutral with respect to the Offers. The Supervisory Board reached the conclusion to remain neutral with respect to the Offers because it determined, after consideration of the factors and reasons described elsewhere in this Statement, that the decision of a holder of Ordinary Shares with respect to the Offers will substantially depend on its view of Euronav’s new strategy . The Supervisory Board expressed unanimously that holders of Ordinary Shares who are aligned with Euronav’s new strategy should not tender their Ordinary Shares in the Offers, and that holders of Ordinary Shares who do not support Euronav’s new strategy should tender their Ordinary Shares in the Offers. The Supervisory Board believes that a shareholder’s decision whether or not to tender its Ordinary Shares in the Offers and, if so, the number of Ordinary Shares to tender, is a personal investment decision based upon each individual shareholder’s particular circumstances. The Supervisory Board urges each shareholder to make its own decision regarding the Offers based on all available information, including the adequacy of the Offer Price in light of the shareholder’s own investment objectives, the shareholder’s views as to the Company’s prospects and outlook, particularly in light of its new strategy, the factors considered by the Supervisory Board as described below and any other factors that the shareholder deems relevant to its investment decision. The Supervisory Board also urges each shareholder to consult with its financial and tax advisors regarding the Offers.

The U.S. Offer to Purchase and the related documents contain important information that you should read before making any decision in connection with the U.S. Offer.
Item 1. Subject Company Information.
The Company’s name and the address and telephone number of its principal executive office is as follows:
Euronav NV
De Gerlachekaai 20
2000 Antwerpen, Belgium
Tel: 0032 (0) 3 247 44 11
This Schedule 14D-9 relates to the Ordinary Shares. As of February 12, 2024, the Company had 202,233,997  Ordinary Shares outstanding. The Offers are required in connection with the completion of the Share Sale (as defined below), which triggered an obligation under Belgian law for CMB to conduct a tender offer for all the Ordinary Shares of Euronav that CMB and its affiliates do not already own.
Item 2. Identity and Background of Filing Person.
The Company is the person filing this Statement. The Company’s name, address and business telephone number are set forth in Item 1 above, which information is incorporated herein by reference.
This Schedule 14D-9 relates to the U.S. Offer pursuant to which the Offeror has offered to purchase, subject to certain terms and conditions, up to 42.86 % of the outstanding Ordinary Shares at the Offer Price pursuant to its U.S. Offer to Purchase.
According to the Schedule TO, the U.S. Offer commenced on February 14, 2024 and will expire at 10:00 A.M., New York City time, on March 15, 2024 the “Initial Expiration Date”. The U.S. Offer may be extended as described in this Offer to Purchase. The Belgian Offer is currently scheduled to expire at 4:00 P.M., Brussels Belgium time (10:00 A.M., New York City time), on the Initial Expiration Date. If the Belgian Offer is extended in accordance with Belgian law, CMB intends to extend the U.S. Offer so that it will expire on the same day as the Belgian Offer, which will be a business day in both the U.S. and Belgium.
All U.S. Holders of Ordinary Shares may tender their Ordinary Shares into either the U.S. Offer or the Belgian Offer. Non-U.S. Holders of Ordinary Shares may not tender their Ordinary Shares into the U.S. Offer.
According to the Schedule TO, the address for the Information Agent of the U.S. Offer is 1290 Avenue of the Americas, 9th Floor, New York, NY, 10104 and U.S. shareholders, banks and brokers can call the Information Agent toll free +1 888-815-4902 (outside U.S. and Canada can call +1 781-819-4572).
Item 3. Past Contacts, Transactions, Negotiations and Agreements
Shareholders should be aware that certain officers and directors of the Company have interests in the Offers which are described in this Statement and which may present them with certain actual or potential conflicts of interest with respect to the Offer. This Item 3 contains information (either set forth below or incorporated herein by reference) regarding the interests of the Company’s directors and executive officers with respect to the Offers.
The Offeror is CMB, with registered office at De Gerlachekaai 20, 2000 Antwerp (with telephone number +32 3 247 59 11) registered in the Crossroads Bank of Enterprises with company number 0404.535.431 (RLE Antwerp, division Antwerp). CMB is a subsidiary of Saverco, an investment holding company. Saverco and CMB are privately held companies. Saverco owns 100% of the outstanding shares of CMB. Alexander Saverys, Ludovic Saverys and Michael Saverys each own approximately 33.33% of the issued shares of Saverco. None of these individuals own any shares of CMB directly. The Offeror is the largest shareholder of Euronav. As of the date hereof, the Offeror owns 107,905,344 Shares or approximately 53.36% of the outstanding Ordinary Shares and Saverco owns 24,400 Ordinary Shares or approximately 0.01% of the outstanding Ordinary Shares. The Offeror has three representatives on Euronav’s Supervisory Board, and the Chief Executive Offer and Chief Financial Officer of the Offeror are also the Chief Executive Officer and Chief Financial Officer of Euronav, respectively.  See Annex A to the U.S. Offer to Purchase for more information on the Board of Directors and executive officers of the Offeror.

As described above, certain of the directors and/or executive officers of the Company are also directors and/or executive officers of CMB or the following affiliates of CMB. The Offeror has indicated in the U.S. Offer to Purchase that it expects that such persons will retain their respective positions at the Company following completion of the Offers.
Supervisory Board Relationships
•
Mr. Marc Saverys has been the Chairman of CMB since 2014. Mr. Saverys was re-appointed as a member of Euronav’s Supervisory Board on November 22, 2023. He has been a Director of Saverco since 1986. During the period from 2003 through July 2014, Mr. Saverys served as the Chairman of Board of Euronav. In 1976, Mr. Saverys joined the chartering department of Bocimar, the drybulk division of CMB. In 1985, Mr. Saverys established the drybulk division of Exmar and in 1991 he became Managing Director of CMB, a position that he held until September 2014 when he was appointed Chairman of CMB. Mr. Saverys has also served as the Chairman of Delphis NV since March 2004 and as a Board Member of Sibelco NV and Mediafin NV since June 2005 and October 2005, respectively. Mr. Saverys is a citizen of Belgium.

•
Mr. De Brabandere has served as a director of CMB since 2002. Mr. De Brabandere has been a member of Euronav’s Supervisory Board since March 2023 and he is the Chairman of the Audit and Risk Committee and a member of the Remuneration Committee and of the Corporate Governance and Nomination Committee of Euronav. Mr. De Brabandere started his career at the audit firm Arthur Andersen. In 1987, he joined Almabo, the former holding company of the Saverys family, as Project Controller. In 2003, following the partial demerger of Exmar NV from CMB, he became director and CFO of Exmar NV and then its COO. In 2020 he became CFO of Exmar NV again until June 2022. Mr. De Brabandere is also a member of the board of directors of CMB.TECH since April 2021.

Management Relationships
•
Mr. Alexander Saverys has served as a director of CMB since 2006 and has been the Chief Executive Officer of CMB since September 2014. Mr. Saverys has been a Director of Saverco since 2001. Mr. Saverys has been the Chief Executive Officer of Euronav and a member of Euronav’s Sustainability Committee since November 22, 2023.

•
Mr. Michaël Saverys has served as a director of CMB since 2013 and has been the Chartering Director of CMB since 2008. He has been a Director of Saverco since 2009. Mr. Saverys has served as the Chief Chartering Officer of Euronav since November 22, 2023.

•
Mr. Ludovic Saverys has served as a director of CMB since 2016 and has been the Chief Financial Officer of CMB since 2014. Mr. Saverys has been a Director of Saverco since 2009. Mr. Saverys has served as the Chief Financial Officer of Euronav since November 22, 2023. Mr. Saverys served as a member of Euronav’s Supervisory Board from May 2015 until 2021 and was a member of Euronav’s Remuneration Committee and a member of its Health, Safety, Security and Environmental Committee.

•
Mr. Benoit Timmermans has been a director of CMB since 2003 and the Chief Strategy Officer of CMB since 2021. Mr. Timmermans has served as the Chief Strategy Officer of Euronav since November 22, 2023 and is a member of Euronav's Sustainability Committee.

•
Mr. Maxime Van Eecke has been a director of CMB since 2023 and has been the Chief Commercial Officer of CMB since 2021. Mr. Van Eecke has served as the Chief Commercial Officer of Euronav since November 22, 2023. He started his career as Legal Counsel for the CMB Group in 2005 and became Managing Director of Delphis, the container division of CMB, in 2014.

Item 4. The Solicitation or Recommendation.
(a)  Recommendation – No Opinion/Remaining Neutral Towards the Offer.
On behalf of the Company, the Supervisory Board reviewed the terms and conditions of the Offers with the assistance of its legal advisors. The Supervisory Board expresses no opinion to holders of Ordinary Shares and is remaining neutral with respect to the Offers.
The Supervisory Board reached the conclusion to remain neutral with respect to the Offers because it determined, after consideration of the factors and reasons set forth below, that the decision of a holder of Ordinary Shares with respect to the Offers will substantially depend on its view of Euronav’s new strategy.
The Supervisory Board believes that a shareholder’s decision whether or not to tender its Ordinary Shares in the Offers and, if so, the number of Ordinary Shares to tender, is a personal investment decision based upon each individual shareholder’s particular circumstances. The Supervisory Board urges each shareholder to make its own decision regarding the Offers based on all available information, including the adequacy of the Offer Price in light of the shareholder’s own investment objectives, the shareholder’s views as to the Company’s prospects and outlook, particularly in light of its new strategy, the factors and reasons considered by the Supervisory Board as described below and any other factors and reasons that the shareholder deems relevant to its investment decision. The Supervisory Board also urges each shareholder to consult with its financial and tax advisors regarding the Offers. Accordingly, the Supervisory Board expressed unanimously that holders of Ordinary Shares who are aligned with Euronav’s new strategy should not tender their Ordinary Shares in the Offers, and that holders of Ordinary Shares who do not embrace Euronav’s new strategy should tender their Ordinary Shares in the Offers.
(b) Background and Reasons for the Supervisory Board’s Position.
Background

On October 9, 2023, the Offeror entered into a share purchase agreement (the “Share Purchase Agreement”) with Famatown Finance Limited (“Famatown”) and Frontline plc (“Frontline” and together with Famatown, the “Sellers”), pursuant to which the Sellers agreed to sell to CMB and CMB agreed to purchase from the Sellers an aggregate of 57,479,744 Ordinary Shares, representing 28.47% of the then outstanding shares of Euronav (excluding treasury shares) for a purchase price of $18.43 per share, for an aggregate purchase price of $1,059,351,682 in cash (the “Share Purchase”). Euronav was not a party to the Share Purchase Agreement.

As a result of the closing of the Share Purchase, CMB became obligated under Belgian law to make a mandatory unconditional public takeover bid (the “Mandatory Bid”) for all Ordinary Shares that are not already owned by CMB or its affiliates. The Offers are being made to satisfy CMB’s legal obligation under Belgian law to conduct the Mandatory Bid.

Reasons for the Recommendation

The following two factors constitute the reasons for the Supervisory Board’s determination to express no opinion to the Company’s shareholders and to remain neutral with respect to the Offers.

•	The Offer Price. In evaluating the effect of the Offers, the Supervisory Board considered the Offer Price.

On October 9, 2023, CMB announced that it entered into the Share Purchase Agreement at a share price of $18.43 in cash and that it would conduct the Mandatory Bid at the same per share price, reduced on a dollar-for-dollar basis by the amount per Share of any cash dividends and other distributions by Euronav to its shareholders that have an ex-dividend date prior to the Settlement Date of the Mandatory Bid. The share price of $18.43 was the result of a negotiated agreement between CMB and the sellers based solely on the adjusted net asset value (“NAV”) of Euronav as of September 30, 2023, the calculation of which was based upon, among other things, the average of three independent third-party fair market valuations of Euronav’s fleet as of August 31, 2023. The Offeror has calculated an indicative adjusted NAV of Euronav as of January 31, 2024, of $19.47, using the same methodology as the parties to the Share Purchase used, and based upon an update of the fleet valuations as of January 31, 2024 and adjustments that reflect Euronav’s financial results (unaudited) as of December 31, 2023, as reported by Euronav in its Form 6-K report furnished to the SEC on February 1, 2024. For additional information please see the U.S. Offer to Purchase, including Section 10. “Past Contacts, Transactions, Negotiations and Agreements” in the U.S. Offer to Purchase under the heading “The Transaction” — “Mandatory takeover bid by the Offeror.”

While CMB initially announced that the Offer Price in the Mandatory Bid would be $18.43, as a result of the dividend of $0.57 per share paid by Euronav on December 20, 2023, to holders of record of Ordinary Shares on December 13, 2023, the Offer Price has been reduced to $17.86 per Share in cash.

For more information on the determination of the Offer Price, see The U.S. Offer — Section 10. “Past Contacts, Transactions, Negotiations and Agreements — The Transaction — Determination of the purchase price for the Share Purchase and the Offer Price in the Mandatory Bid” in the U.S. Offer to Purchase.

•	Offeror’s strategic plans for Euronav. In evaluating the effect of the Offers, the Supervisory Board also considered CMB’s strategic plans for the Company.
According to the Schedule TO, CMB’s future strategy for Euronav aims to make Euronav the reference platform for sustainable shipping and is based on three axes:
1.
Diversification of the fleet. CMB intends to diversify the fleet of Euronav into different shipping segments to decrease the dependence on the transportation of crude oil. This does not mean exiting the tanker business altogether, but rather a gradual decrease of the share of revenues coming from pure crude oil transportation by adding different shipping asset types to the Euronav portfolio. CMB believes that the expansion into other shipping segments will enable future-proof investments throughout the cycles of the various segments. CMB seeks to achieve this diversification through:

•	the acquisition of CMB.TECH;
•	the acquisition of second-hand future-proof vessels; and
•	the ordering of future-proof newbuildings (such as the recent ordering of four VLCC newbuildings).
Future-proof in CMB’s view means efficient low-carbon emitting ships and/or ships powered by hydrogen and/or ships powered by ammonia.
2.
Decarbonization of the fleet. CMB believes a key trend in shipping is offering low-emission ships to its customers given the global fuel transition. It will be crucially important to dedicate significant amounts of capital from the industry and shipping companies to the development of low-carbon engines, fuel supply systems and the production of low-carbon fuels. CMB envisions Euronav playing a leading role in the decarbonization of the shipping industry and being the reference shipowner when it comes to green ships.

3.
Optimization of the existing fleet. CMB believes that Euronav’s fleet standards have always been excellent. By divesting less efficient/older tankers and re-investing the proceeds in new buildings/modern second hand vessels or technical upgrades (e.g., energy saving devices), CMB seeks to optimize Euronav’s large remaining fleet of tankers to continue offering the best fleet to its customers. Euronav will endeavor to finance acquisitions of such vessels for 65% with external funds (i.e., a leverage ratio of 65%).

In weighing these factors, the Supervisory Board considered that, on the one hand, the Offer Price represented an opportunity for shareholders to monetize their investment at a price that reflected the Company’s NAV as of September 30, 2023, which was in line with the price CMB paid in the Share Purchase. On the other hand, the Supervisory Board also considered that, in light of, among other things, trends and other developments in energy transition, CO2-neutrality and requirements in respect of sustainability, the new strategy had the potential to, among other things, facilitate appreciation of the Ordinary Shares in the future.
Therefore, the Supervisory Board reached the conclusion to remain neutral with respect to the Offers because it determined, after consideration of the factors and reasons set forth above, that the decision of a holder of Ordinary Shares with respect to the Offers will substantially depend on its view of Euronav’s new strategy. Accordingly, the Supervisory Board expressed unanimously that holders of Ordinary Shares who are aligned with Euronav’s new strategy should not tender their Ordinary Shares in the Offers, and that holders of Ordinary Shares who do not embrace Euronav’s new strategy should tender their Ordinary Shares in the Offers. The Supervisory Board believes that a shareholder’s decision whether or not to tender its Ordinary Shares in the Offers and, if so, the number of Ordinary Shares to tender, is a personal investment decision based upon each individual shareholder’s particular circumstances. The Supervisory Board urges each shareholder to make its own decision regarding the Offers based on all available information, including the adequacy of the Offer Price in light of the shareholder’s own investment objectives, the shareholder’s views as to the Company’s prospects and outlook, particularly in light of its new strategy, the factors and reasons considered by the Supervisory Board as described above and any other factors and reasons that the shareholder deems relevant to its investment decision. The Supervisory Board also urges each shareholder to consult with its financial and tax advisors regarding the Offers.
The foregoing discussion of the factors and reasons considered by the Supervisory Board is intended to be a summary, and is not exhaustive, but rather includes the principal factors and reasons considered by the Supervisory Board. After considering these factors and reasons and its duties under Belgian law, the Supervisory Board decided to remain neutral as to whether shareholders should or should not tender shares in the U.S. Offer in light of the various factors described above and the totality of information available to the Supervisory Board.
(c) Intent to Tender.
The Company’s directors and executive officers are entitled to participate in the Offers on the same basis as other shareholders. However, after reasonable inquiry and to the best knowledge of the Company, none of the directors or executive officers of the Company intends to tender or sell Ordinary Shares held of record or beneficially by such person for purchase pursuant to the Offers.
Item 5. Person/Assets, Retained, Employed, Compensated or Used.
Neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to shareholders concerning the Offers.
Item 6. Interest in Securities of the Subject Company.
Based on the Company’s records and on information provided to the Company by its directors, executive officers, affiliates and subsidiaries, during the past 60 days, no transactions with respect to the Ordinary Shares have been effected by the Company, or its executive officers, directors, affiliates or subsidiaries.
Item 7. Purposes of the Transaction and Plans or Proposals.
The Company has not undertaken and is not engaged in any negotiations in response to the Offers that relate to: (i) a tender offer or other acquisition of the securities of the Company or any of its subsidiaries by any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present distribution rate or policy, or indebtedness or capitalization of the Company.

Additionally, there is no transaction, board resolution, agreement in principle, or signed contract in response to the Offers which relates to or would result in one or more of the foregoing matters.
Item 8. Additional Information.
On February 27, 2024, Euronav issued a press release announcing that Euronav has been informed that certain funds managed by FourWorld Capital Management LLC have filed a complaint in connection with the U.S. Offer to Purchase. Euronav is not involved in these proceedings.
Cautionary Note Regarding Forward-Looking Statements
Certain statements contained in this Statement other than historical facts may be considered forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause actual results or events to be materially different. The words “may,” “will,” “seeks,” “anticipates,” “believes,” “expects,” “estimates,” “projects,” “plans,” “intends,” “should” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements are subject to a number of risks, uncertainties and other factors, many of which are outside of the Company’s control, which could cause actual results to differ materially from the results contemplated by the forward-looking statements. These risks and uncertainties include among other things, to the following:
•	the Offeror may not succeed in executing its decarbonization strategy for Euronav;
•	the business divisions of CMB.TECH may not be successfully integrated into the Company’s business, and the benefits of the Company’s acquisition of CMB.TECH may not be realized;
•	the global clean energy transition may not accelerate as expected, including in the shipping industry;
•	governmental and regulatory focus on a zero-carbon future in accordance with current target dates may be delayed, changed or abandoned;
•	the shipping industry may not adopt hydrogen and ammonia as a primary fuel source for ocean-going vessels or any adoption may take longer than expected;
•	the obsolescence and scrapping of older vessels that are powered by traditional fuels that emit carbon and their replacement may not occur as expected or at all;
•	CMB.TECH’s hydrogen and ammonia engine and fuel technology may not be successfully applied in longer haul routes;
•	the delivery of the Company’s vessels on order may not occur as expected or without unanticipated costs;
•	charters at attractive or expected rates may not be available for the Company’s vessels upon expiration of current charters or upon delivery of newbuildings on order;
•	CMB.TECH may not complete as expected various hydrogen and ammonia projects upon which the Company’s strategy is based around the world both at sea and ashore;
•
continuing demand for transportation of crude oil may not sustain charter rates for VLCCs and Suezmax tankers and the expected reduction in supply of such vessels due to scrapping or obsolescence may not occur;

•	improving supply and demand dynamics over the next several years in the dry bulk shipping sector of the shipping industry may not occur as expected;
•	a recovery and growth over the next several years in the chemical tanker sector of the shipping industry may not occur as expected;
•	demand for eco-friendly container vessels may not increase or may decline;
•	continued increases for demand for service vessels in the offshore wind industry may not occur as expected;

•
the impact of general economic and geopolitical factors may impact the shipping industry, including the war in Ukraine and the on-going conflicts in the Middle East (including recent vessel attacks and Panama Canal port congestion issues);

•	uncertainty as to the number of Shares that will be tendered in the Offers and the impact on the continued listing of the Ordinary Shares on the NYSE or Euronext Brussels;
•	the liquidity of the trading markets for the Ordinary Shares after completion of the Offers may be limited;
•	Euronav’s future dividend policy will be determined in the discretion of the Supervisory Board, on an ad hoc basis, and dividends may be limited or eliminated in the future;
•
the Offeror, as the Company’s majority shareholder, effectively controls the outcome of certain matters on which holders of Ordinary Shares are entitled to vote, including the election of members of the Company’s Supervisory Board, and may have interests that differ from other shareholders; and

•	the Offers may negatively affect the trading price for the Ordinary Shares.
While the list of factors presented here is representative, no list should be considered a statement of all potential risks, uncertainties or assumptions that could cause actual results or experience to differ materially from that expressed or implied by the forward-looking statements. The foregoing factors should be read in conjunction with the risks and cautionary statements discussed or identified in the public filings with the SEC made by the Company, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements and Risk Factor Summary” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2022 filed on April 12, 2023 and all other filings with the SEC after that date including but not limited to the subsequent Current Reports on Form 6-K, as such risks, uncertainties and other important factors may be updated from time to time in the Company’s subsequent reports.
The forward-looking statements contained in this Statement speak only as of the date of this Statement. Euronav does not undertake any obligation to revise or update any forward-looking statements to reflect new information, future events or circumstances after the date of the forward-looking statement, unless required by law.

Item 9. Exhibits.
Exhibit	Description
(a)(1)
U.S. Offer to Purchase, dated February 14, 2024 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by CMB NV (the “Offeror”) with the U.S. Securities and Exchange Commission (the “SEC”) on February 14, 2024 (the “Schedule TO”)).

(a)(2)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).
(a)(3)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees. (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).
(a)(4)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).
(a)(5)	Summary Advertisement published in The New York Times on February 14, 2024 (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).
(a)(6)	Press release of Euronav, dated October 9, 2023 (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9C filed by Euronav NV (“Euronav”) with the SEC on October 10, 2023.
(a)(7)
Press release of Euronav, dated November 22, 2023, and press release of Euronav dated November 21, 2023 (incorporated by reference to Exhibit 99.1 and Exhibit 99.2, respectively, to the Schedule 14D-9C filed by Euronav with the SEC on November 22, 2023).

(a)(8)	Press release of Euronav, dated November 29, 2023 (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9C filed by Euronav with the SEC on November 29, 2023).
(a)(9)	Press release of Euronav, dated December 22, 2023 (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9C filed by Euronav with the SEC on December 22, 2023).
(a)(10)	Press release of Euronav, dated January 3, 2024 (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9C filed by Euronav with the SEC on January 3, 2024).
(a)(11)
Press release of Euronav, dated January 8, 2024, and Presentation of Euronav, dated January 8, 2024 (incorporated by reference to Exhibit 99.1 and Exhibit 99.2, respectively, to the Schedule 14D-9C filed by Euronav with the SEC on January 8, 2024).

(a)(12)	Capital Markets Day Webcast presentation of Euronav, dated January 12, 2024 (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9C filed by Euronav with the SEC on January 12, 2024).
(a)(13)	Press article dated January 12, 2024 (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9C filed by Euronav with the SEC on January 12, 2024).
(a)(14)	Press release of Euronav, dated February 1, 2024 (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9C filed by Euronav with the SEC on February 1, 2024).
(a)(15)	Press release of Euronav, dated February 7, 2024 (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9C filed by Euronav with the SEC on February 7, 2024).
(a)(16)	Press release of Euronav, dated February 8, 2024 (incorporated by reference to the Schedule 14D-9C filed by the Company with the SEC on February 9, 2024).
(a)(17)	Pre-Commencement Press Release issued by the Offeror dated October 9, 2023 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by the Offeror with the SEC on October 10, 2023).
(a)(18)
Communication in accordance with article 8, §1 of the Royal Decree of 27 April 2007 on public takeover bids under Belgian law dated October 9, 2023 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by the Offeror with the SEC on October 10, 2023).

(a)(19)	Press article dated October 9, 2023 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by the Offeror with the SEC on October 10, 2023).
(a)(20)	Pre-Commencement Press Release issued by the Offeror dated December 22, 2023 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by the Offeror with the SEC on December 22, 2023).
(a)(21)	Capital Markets Day Presentation dated January 12, 2023 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by the Offeror with the SEC on January 12, 2024).
(a)(22)	Press Release of Euronav, dated February 14, 2024 (incorporated by reference to Exhibit (a)(22) to the Original Schedule 14D-9 filed by Euronav with the SEC on February 14, 2024).
(a)(23)	Press release of Euronav, dated February 27, 2024 (incorporated by reference to Exhibit (a)(23) to the Amendment No.1 to Original Schedule 14D-9 filed by Euronav with the SEC on February 27, 2024).

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct
Date: March 1, 2024
By:	/s/ Ludovic Saverys
Name: Ludovic Saverys
Title: Chief Financial Officer